Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

November 2, 2005

Item 3  News Release

A press release and a correction press release were issued on November 2, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4  Summary of Material Change

On November 2, 2005, the Company advised that its 2005 third-quarter financial results were adversely affected by a number of factors. As a result, the Company expects that it will report a decline in sales compared with the 2004 period, with a net loss in the range of $0.05 per share to $0.10 per share. Excluding the one time adjustments of $0.13 per share, earnings are expected to be approximately $0.03 to $0.08 per share in the third quarter.

The decline in sales reflects reduced demand for Outdoor Products, and the products of certain non-core businesses slated for disposition. EBITDA is expected to be $40 to $45 million less than in the same quarter in the previous year.

Approximately $17 million of the EBITDA decline results from expenses related to the engagement of consultants to assist with development of the management improvement plan, other expenses related to the sale process, expenses related to on-going regulatory investigations, executive search costs, accruals for retention bonuses and a write-down of the accounts receivable from the former Mexican subsidiary divested of during the second quarter of 2005. Approximately $15 million of the EBITDA decline can be attributed to raw material cost increases net of selling price increases, with approximately $9 million of the decline related to unfavourable currency exchange.

The decline in EBITDA may result in the Company being marginally offside on one of the covenants of its revolving credit facility. As a result, the Company has approached its bank group for an amendment or waiver in order to ensure that it continues to comply with the terms of the facility. Management believes that the amendment or waiver will be granted prior to the Company's release of its third quarter earnings.

The Company expects to report its third quarter earnings on November 14, 2005.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

November 7, 2005

SCHEDULE “A”

/C O R R E C T I O N From Source - Royal Group Technologies Limited/

In c9905 sent at 18:18e November 2, 2005, an error occurred in the last sentence of the first paragraph, which should state that "Royal Group reported earnings per share of $0.26 during the same quarter in the previous year" and not "...earnings per share of $0.38..." as previously issued. Correct copy follows.

Royal Group advises on third-quarter financial results

TORONTO, Nov. 2 /CNW/ - Royal Group Technologies Limited (RYG-TSX; RYG-NYSE) today advised that its 2005 third-quarter financial results were adversely affected by a number of factors. As a result, the company expects that it will report a decline in sales compared with the 2004 period, with a net loss in the range of $0.05 per share to $0.10 per share. Excluding the one time adjustments of $0.13 per share, earnings are expected to be approximately $0.03 to $0.08 per share in the third quarter. Royal Group reported earnings per share of $0.26 during the same quarter in the previous year.

The decline in sales reflects reduced demand for Outdoor Products, and the products of certain non-core businesses slated for disposition. EBITDA is expected to be $40 to $45 million less than in the same quarter in the previous year.

Approximately $17 million of the EBITDA decline results from expenses related to the engagement of consultants to assist with development of the management improvement plan, other expenses related to the sale process, expenses related to on-going regulatory investigations, executive search costs, accruals for retention bonuses and a write-down of the accounts receivable from the former Mexican subsidiary divested of during the second quarter of 2005. Approximately $15 million of the EBITDA decline can be attributed to raw material cost increases net of selling price increases, with approximately $9 million of the decline related to unfavourable currency exchange.

The decline in EBITDA may result in the Company being marginally offside on one of the covenants of its revolving credit facility. As a result, the Company has approached its bank group for an amendment or waiver in order to ensure that it continues to comply with the terms of the facility. Management believes that the amendment or waiver will be granted prior to the Company's release of its third quarter earnings.

"Our third quarter results continue to underscore the need for change, which our recently announced 'Management Improvement Plan' will drive," said Lawrence J. Blanford, who was appointed President and Chief Executive Officer of Royal Group near the end of the second quarter. On September 22, 2005, Royal Group announced that its board had approved a comprehensive management plan involving business unit portfolio restructuring, actions to improve profits and strategic initiatives aimed at attaining the full potential of its core products. Mr. Blanford noted that "improvement initiatives are now being aggressively implemented, which we believe will generate improved financial results over time."

Royal Group expects to report its third quarter earnings on November 14, 2005. The company will host a conference call pertaining to its financial results at 9:00 a.m. on November 14, which will be webcast simultaneously and in its entirety. The webcast can be accessed though the company's web site at www.royalgrouptech.com.

Royal Group Technologies is a manufacturer of innovative, polymer-based home improvement, consumer, and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and transportation services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Special Committee of the Board of Directors and its outcome; the outcome of the ongoing assessment and review of the Royal Building System's compliance with the smoke generated elements of the US building code and the safety of buildings constructed with the Royal Building System; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by April 30, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of November 2, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone (905) 264-0701.